UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . . 3235-0058
Washington, D.C. 20549	Expires: September 30, 2028
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NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-41260

CUSIP NUMBER
M68057104

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Maris-Tech Ltd.

Full Name of Registrant

Former Name if Applicable

2 Yitzhak Modai Street

Address of Principal Executive Office (Street and Number)

Rehovot, Israel 7608804

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Maris-Tech Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”). The Company has determined that it is unable to file the Annual Report within the prescribed time period without unreasonable effort or expense for the reasons set forth herein. Due in part to disruptions to the Company’s normal operations caused by the recent hostilities involving Iran, including impacts on personnel availability, workflow continuity and overall operational capacity, the Company requires additional time to complete the audit of its financial statements and related disclosures for the year ended December 31, 2025 for inclusion in the Annual Report.

The Company currently expects to file the Annual Report within the 15 calendar day extension period provided by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Israel Bar	(+972)	72.2424022
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 31, 2024, will reflect significant changes.

Based on currently available information, revenues for the year ended December 31, 2025 are expected to be approximately $1.3 million, compared to approximately $6.1 million for the year ended December 31, 2024. Net loss for the year ended December 31, 2025 is expected to be approximately $5.4 million, compared to net loss of approximately $1.2 million for the year ended December 31, 2024.

The anticipated changes are primarily attributable to lower sales volume and timing of customer orders, together with continued operating expenses relating to research and development, sales and marketing and general corporate activities.

The foregoing financial information is preliminary, subject to completion of the audit for the year ended December 31, 2025 and may change.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation that it requires additional time to file its Annual Report and that the Company currently expects to file the Annual Report within the 15 calendar day extension period provided by Rule 12b-25. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “preliminary,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this Form 12b-25 include statements regarding the anticipated timing of the filing of the Annual Report and the estimated financial results for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Factors that may cause actual future results to differ materially from management’s current expectations include, among other things, the timing and the conclusion of audit for the year ended December 31, 2025 and the completion and filing of the Annual Report. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

Maris-Tech Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 24, 2026	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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